THE CHINA FUND, INC.
Other Information


Results of Annual Stockholder Meeting Voting

1)	Election of Directors * The shareholders of the Fund elected John W.
English, Bernard H. Asher and Sir 	Alan Donald to the board of
directors to hold office until the annual meeting of stockholders held in 2000.

		For	Abstain
	John W. English	7,438,341	80,566
	Bernard H. Asher	7,421,303	97,604
	Sir Alan Donald	7,416,264	102,643


2)	Ratification or Rejection of Independent Certified Public Accountants
* The stockholders of the Fund 	ratified the selection of KPMG Peat
Marwick L.L.P. as independent public accountants of the Fund for the fiscal year ending October 31, 1997.

	For	Against	Abstain
	7,450,325	36,693	31,748